UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On August 3, 2015, Biondvax Pharmaceuticals Ltd. issued a press release announcing it received the statistical analysis of results from a study which demonstrates that BiondVax’s universal flu vaccine (M-001), administered in the BVX-005 phase II trial which took place in 2012, provided participants with increased immunogenicity against future strains which did not exist at the time of the study, including against H3N2 influenza strain that caused the epidemic in the United States in 2015. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, below is an English translation (from Hebrew) of an immediate report by BiondVax Pharmaceuticals Ltd. as published on the Tel-Aviv Stock Exchange Ltd. and the Israeli Securities Authority on August 3, 2015, in accordance with the Israeli Securities Regulations.

August 3, 2015

To	To
Israeli Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Immediate Report

The Company hereby announces it received the statistical analysis of results from a study which demonstrates that BiondVax’s universal flu vaccine (M-001), administered in the BVX-005 phase II trial which took place in 2012, provided participants with increased immunogenicity against future strains which did not exist at the time of the study- in particular the current newly emerged H3N2 influenza (flu) strain that caused the epidemic in the United States during the last flu season (2014/2015 season).

BVX-005 was conducted and completed in 2012. This clinical trial included a total of 120 elderly participants aged 65 or over, most of which were treated with M-001 while 30 participants served as a control group. For further details regarding the BVX-005 clinical trial see Company's immediate reports dated August 29, 2011 and February 15, 2012 (reference no.: 2011-01-256488 and 2012-01-043023, respectively).

BiondVax exposed the blood plasma samples from the BVX-005 participants (taken following the completion of the trial in 2012) to the current influenza flu epidemic H3N2 strain (A/Switzerland/9715293/2013), which in 2012 did not yet exist. BiondVax examined the immunogenicity (HAI) antibodies in each blood plasma sample and found significantly increased level of protective antibodies against the H3N2 strain in the samples taken from participants that received the M-001 vaccine in comparison to the control group. This concurs with the similar results found in BiondVax's recent BVX-006 phase II trial. See Company's immediate report dated June 29, 2015, reference no.: 2015-01-059904.

In addition, attached to this immediate report as Appendix A is a press release for publication in the U.S. regarding the statistical analysis of results, as described hereto.

About M-001

For more information regarding the company's product candidate and its development stages please see Section 8 to the annual report published on ISA and TASE websites on March 26, 2015, reference number 2015-01-063070 (the "Annual Report").

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Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated August 3, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: August 3, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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